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                              July 17, 2023

       Albert Miralles
       Chief Financial Officer
       CDW Corp
       75 Tri-State International
       Lincolnshire , Illinois 60069

                                                        Re: CDW Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 24,
2023
                                                            File No. 1-35985

       Dear Albert Miralles:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Non-GAAP Financial Measure Reconciliations
       Non-GAAP operating income and Non-GAAP operating income margin, page 32

   1. Please revise your disclosure to also present, with greater prominence, the most directly comparable GAAP measure
to Non-GAAP Operating Income Margin. Refer to the
                                                        guidance in Item
10(e)(1)(i)(A) of Regulation S-K.
       Free Cash Flow, page 33

   2. We note you present "inventory finance payments" and "financing payments on revenue generating assets" as
reconciling items for free cash flow which is a liquidity measure.
                                                        Please tell us how you
considered the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K
 Albert Miralles
CDW Corp
July 17, 2023
Page 2
         which prohibits "excluding charges or liabilities that require, or will require, cash settlement.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ta Tanisha Meadows at (202) 551-3322 or Angela Lumley at
(202)
551-3398 with any questions.



FirstName LastNameAlbert Miralles                               Sincerely,
Comapany NameCDW Corp
                                                                Division of
Corporation Finance
July 17, 2023 Page 2                                            Office of Trade
& Services
FirstName LastName